UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:
333-141065

Advanta Business Card Master Trust
(Exact name of issuing entity as specified in its charter)

Advanta Business Receivables Corp.
(Exact name of depositor as specified in its charter)

Advanta Bank Corp.
(Exact name of sponsor as specified in its charter)

c/o Wilmington Trust Company,
Rodney Square North
1100 North Market St.
Wilmington, DE, 19890
(302) 651-8951

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

AdvantaSeries Asset Backed Notes, Class A Notes
AdvantaSeries Asset Backed Notes, Class B Notes
AdvantaSeries Asset Backed Notes, Class C Notes
(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☐
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☐
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 X

Approximate number of holders of record as of the certification or notice date:   150

Pursuant to the requirements of the Securities Exchange Act of 1934 Advanta Business Receivables Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: February 12, 2010

ADVANTA BUSINESS RECEIVABLES CORP.
(Depositor)

By: /s/ Michael Coco
Name: Michael Coco
Title: President